NEWS RELEASE
CIBC announces amendments to its shareholder investment plan
•	3% discount on the reinvestment of dividends in newly issued common shares

•	Preferred shares now able to participate in the plan
May 28, 2009 — CIBC (CM: TSX; NYSE) today announced amendments to its Shareholder Investment Plan. Under the Plan, shareholders resident in Canada or the United States may elect to have dividends reinvested in additional common shares of CIBC.
CIBC has decided to issue shares from treasury at a 3% discount from the Average Market Price (as defined in the Plan) until such time as CIBC elects otherwise. The discount applies to the distribution of common shares under the “Dividend Reinvestment Option” or “Stock Dividend Option” portions of the Plan. The discount will not apply to shares purchased under the “Share Purchase Option” of the Plan.
Under the Plan, CIBC determines whether the additional common shares are purchased on the secondary market or are newly-issued by CIBC. Previously, shares were purchased on the secondary market with no discount from the Average Market Price.
In addition, under the amended Plan CIBC may designate certain series of CIBC preferred shares as eligible to participate in the Plan. Holders of eligible preferred shares may elect to have dividends on those preferred shares reinvested in common shares of CIBC. CIBC has designated each series of currently authorized preferred shares as eligible to participate in the Plan.
These changes will be effective starting with the dividend payable on July 28, 2009 to common and preferred shareholders of record on June 29, 2009.
Ongoing participants in the Plan will automatically have the discount applied to the reinvestment of their dividends on the July 28, 2009 payment date. Registered shareholders resident in Canada or the United States wishing to join the Plan can obtain an enrolment form from CIBC’s plan agent, CIBC Mellon Trust Company by calling 416-643-5500 in Toronto, or toll-free at 1-800-387-0825 from elsewhere in Canada or the United States. Eligible beneficial or non-registered shareholders must contact their financial institution or broker to find out details on how they can participate.

In order to participate in time for the July 28, 2009 dividend payment date, enrolment forms from registered shareholders must be received by CIBC Mellon Trust Company before the close of business on June 22, 2009. Eligible beneficial or non-registered shareholders should contact their financial institution or broker well in advance of the above date for instructions on how to enrol in the Plan.
A copy of the Plan offering circular describing the terms and conditions applicable to the Plan is available from the Investor Relations section of www.cibc.com or from the plan agent at www.cibcmellon.com or by e-mail at inquiries@cibcmellon.com.
The securities being offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or an invitation to purchase or subscribe for any securities in the United States or in any other jurisdiction where such offer is unlawful.

For more information please contact: Jason Patchett, Investor Relations, 416-980-8691 or Mary Lou Frazer, Communications and Public Affairs, 416-980-4111.